Exhibit 99.1

Forget Your Mother’s Maiden Name – NICE Brings Real-Time Voice
Authentication to the Call Center

Already in use at global financial institutions, NICE’s technology allows organizations to easily and securely authenticate callers to reduce handle time, improve customer experience and reduce fraud

RA’ANANA, ISRAEL, May 1, 2014 – NICE Systems (NASDAQ: NICE) today announced that people contacting a call center no longer have to go through a lengthy interrogation to be authenticated. Instead, the newly announced NICE Real-Time Authentication solution can validate customers as they conduct a conversation with an agent, using their voice as a unique identifier, all without PINs, passwords, or key phrases to remember.

NICE Real-Time Authentication is already being used by several large financial institutions across the globe, handling millions of calls with high availability and large-scale capacity. The solution authenticates legitimate customers as well as identifies known fraudsters.

In an industry first, NICE’s patent-pending Seamless™ Passive Enrollment process leverages a customer’s previous call recordings to create a voice print to automatically confirm the caller’s identity.

“Most voice-based projects have failed because they put a burden on the customer to set up their voice-enabled profiles in advance – an additional time-consuming task,” said Yochai Rozenblat, President of the NICE Enterprise Group. “With NICE’s Seamless Passive Enrollment, if a customer has called before, they can be automatically authenticated using their voice the very next time they call.”

“Customers today are tired of having to jump through hoops when contacting their service providers,” said Dan Miller, Senior Analyst at Opus Research. “Multi-layered, knowledge-based authentication processes have become increasingly complex, leading to many legitimate customers failing authentication on their own accounts.”

Within days of one deployment, the NICE solution was able to authenticate thousands of customers with its passive enrollment technology. It had a greater than 90 percent verification rate and garnered high satisfaction among service agents.

Reducing “Time to Authenticate” by 75 Percent

According to analyst firm Contact Babel, most call centers currently take up to 60 seconds to verify the identity of a customer. The NICE solution automatically authenticates the caller in less than 15 seconds.

“A 45-second reduction in call handle time can mean millions of dollars in annual savings for a large call center,” said Rozenblat.

The authentication process is further strengthened by combining voice biometrics with a customer’s interaction history. For instance, when a customer is not yet enrolled in the database, agents are guided to ask questions based on the customer’s account activity and not the standard questions such as the name of their favorite pet.

Fighting Fraud

The solution also complements NICE’s Contact Center Fraud Prevention offering and combines with NICE Actimize’s Remote Banking fraud solutions which have been protecting many of the world’s premier banks for years. Together, these solutions provide cross-channel fraud protection across all remote banking channels, including phone, web and mobile – to reduce fraud losses and protect legitimate customers without creating service hurdles.

Solution Capabilities

The solution can work in any industry where speed and efficiency are crucial to the customer experience. NICE Real-Time Authentication can be used with various call center recording systems. The solution includes:

•	Voice biometrics – The solution uses voice print matching to enroll callers and later match them with their own stored voice print for reliable speaker verification in real time.
•	NICE Seamless™ Passive Enrollment – Patent-pending process for leveraging previous customer interaction recordings, whereby callers are automatically enrolled into a voice print database.
•
Real-time agent guidance – Agents are notified of high-risk interactions in which the customer’s claimed identity does not match the voice print database and then receive desktop guidance on what action should be taken.

•
Enterprise-ready scalability – The solution includes scalable streaming on all contact center interactions in real time, which enables organizations to support millions of interactions at minimal cost.

•	Dynamic Security Questions (DSQ) Interface – A second layer of authentication is used on top of the voice biometrics analysis layer to manage non-enrolled callers and authentication anomalies.
•	Authentication Center – A single application is used to manage the call authentication policy as well as report on and continuously analyze system performance.

For more information on NICE Real-Time Authentication and how it can reduce customer authentication and call handle time, visit http://www.nice.com/real-time-authentication

NICE executives will demonstrate the Real-Time Authentication solution at Interactions 2014, May 19-22, in Las Vegas. For more information on the conference, please visit http://www.nice.com/interactions/

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.